                                                               EXHIBIT (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 27, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.


                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of

                            Justin Industries, Inc.

                                       at
                               $22 Net Per Share
                                       by

                              J ACQUISITION CORP.

                          a wholly-owned subsidiary of

                            BERKSHIRE HATHAWAY INC.


     J Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly-owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), is offering to purchase all of the issued and outstanding shares of Common Stock, par value $2.50 per share (together with the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 6, 1989, as amended from time to time, between the Company and The Bank of New York, as Rights Agent, the "Shares"), of Justin Industries, Inc., a Texas corporation (the "Company"), for $22 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the tender of Shares pursuant to the Offer. Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in the Company. Following consummation of the Offer, Parent and Purchaser intend to effect the merger described below.

--------------------------------------------------------------------------------
 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
             TIME, ON JULY 25, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 19, 2000, by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease. The merger, as effected pursuant to the immediately preceding sentence, is referred to herein as the "Merger." At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares owned by Parent, Purchaser or any other wholly-owned subsidiary of Parent, the Company or any of its subsidiaries and other than Shares held by stockholders who did not vote in favor of the Merger and who have properly exercised dissenters' rights in accordance with Texas law) will be canceled and extinguished and converted into the right to receive the Offer Price in cash, payable to the holder thereof, without interest.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

     Simultaneously with entering into the Merger Agreement, Parent and Purchaser also entered into a Stockholders Agreement with John S. Justin, Jr. and two trusts controlled by him, pursuant to which Mr. Justin and the trusts
(a) agreed to tender in the Offer all Shares owned by them (the "Justin and Trust Shares," which equal approximately 20% of the outstanding Shares and include shares of preferred stock to be converted into common stock pursuant to the Stockholders Agreement), (b) granted Parent and Purchaser an option, exercisable under certain circumstances, to purchase all Shares owned by it at the price per share paid in the Offer, and (c) agreed to vote the Justin and Trust Shares in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined in the Merger Agreement).

     The Offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the Expiration Date (as defined below), that number of Shares which (together with any Shares owned by Parent, Purchaser or their affiliates) constitutes sixty-seven percent of the Shares outstanding on a fully diluted basis on the date Shares are accepted for payment. As used herein "fully diluted basis" means the number of Shares outstanding, together with the number of Shares which the Company may be required to issue pursuant to outstanding stock options. As of June 19, 2000, there were 25,775,603 Shares actually outstanding (i.e., excluding any Shares that may be issued pursuant to outstanding stock options). Purchaser and Parent may waive this condition. Purchaser will not be required to accept for payment or pay for any tendered Shares until the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other terms and conditions described in Section 14 of the Offer to Purchase.

     Donaldson, Lufkin & Jenrette, the Company's financial advisor ("DLJ"), has delivered to the Company its written opinion, dated June 19, 2000, to the effect that, as of such date, the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the written opinion of DLJ is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which is being furnished to the Company's stockholders concurrently with the Offer to Purchase.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to The Bank of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase), if available, with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering Stockholders may be paid at different times depending upon when certificates for or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment. Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 25, 2000, as described in Section 4 of the Offer to Purchase.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on the particular Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on July 25, 2000, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, Georgeson Shareholder Communications Inc. (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares, including as a result of the occurrence of any of the events specified in
Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date]. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Purchaser does not intend to provide a subsequent offering period pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with the Company stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the Company stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Purchaser's expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.
                    The Information Agent for the Offer is:
                   Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                            New York, New York 10004

                 Banks and Broker Call Collect: (212) 440-9800
                    All Others Call Toll-Free (800) 223-2064


June 27, 2000